[MONARCH COMMUNITY BANCORP, INC. LETTERHEAD]
August 30, 2011
Mr. John P. Nolan
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re:	Monarch Community Bancorp, Inc. Form 10-K Filed April 4, 2011 Form 10-Q Filed May 16, 2011 File No. 000-49814
Dear Mr. Nolan:
     On behalf of Monarch Community Bancorp, Inc. (the “Company”), we hereby provide the Company’s response to your comment letter dated July 22, 2011 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the quarter ended March 31, 2011. For ease of reference, we have repeated each of your comments below and our response to each comment follows immediately thereafter.
December 31, 2010 Form 10-K
Asset Quality
Non-performing Assets, page 13
1.	In Note 5 of your financial statements, you disclose you had troubled debt restructurings of $22.2 million and $17.6 million as of December 31, 2010 and 2009 respectively. Please revise future filings and address the following related to your TDRs:
a.	Disclose the amount TDRs that were on accrual and nonaccrual status at each period end. If you accrue interest on TDRs, please:
-	disclose the key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest; tell us in detail and

Mr. John P. Nolan
US Securities and Exchange Commission
August 30, 2011

disclose in future filings how you determine that the loan has been restructured to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms.
b.	Disclose how you measure impairment on your TDRs.

c.	Disclose your policy for removing loans from TDR classification.

d.	Tell us whether you modified any loans that were not accounted for as TDRs. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented.
Response: In response to your request to revise future filings with additional information regarding troubled debt restructured loans, we expect to provide additional information in the future filings within Note 6 — Loans. Please see below for the additional information:
Loans in which the Bank elects to grant a concession, providing terms more favorable than those prevalent in the market (e.g., rate, amortization term), and are formally restructured due to the weakening credit status of a borrower are reported as troubled debt restructure (TDR). All other modifications in which the new terms are at current market conditions and are granted to clients due to competitive pressures and because of the customer’s favorable past and current performance and credit risk do not constitute a TDR loan and are not monitored.
In order to maximize the collection of loan balances, we evaluate troubled loans on a case-by-case basis to determine if a loan modification would be appropriate. We pursue loan modifications when there is a reasonable chance that an appropriate modification would allow our client to continue servicing the debt. For loans secured by either commercial or residential real estate, if the client demonstrates a loss of income such that the client cannot reasonably support even a modified loan, we may pursue foreclosure, short sales and/or deed-in-lieu arrangements. For all troubled loans, we review a number of factors, including cash flows, loan structures, collateral values, and guarantees. Based on our review of these factors and our assessment of overall risk, we evaluate the benefits of renegotiating the terms of the loans so that they have a higher likelihood of continuing to perform. To date, we have restructured loans in a variety of ways to help our clients service their debt and to mitigate the potential for additional losses. The primary restructuring methods being offered to our clients are reductions in interest rates and extensions in terms. Loans that, after being restructured, remain in compliance with their modified terms and whose modified interest rate yielded a market rate at the time the loan was restructured, are reviewed annually and may be reclassified as non-TDR, provided they conform with the prevailing regulatory criteria. The following table represents the level of TDRs as of June 30, 2011 and December 31, 2010 respectively.

Mr. John P. Nolan
US Securities and Exchange Commission
August 30, 2011

	Modifications As of June 30 2011
		Pre-Modification	Post-Modification
	Number of	Outstanding Recorded	Outstanding Recorded
	Contracts	Investment	Investment
Troubled Debt Restructurings
Commercial	5	1,454	1,431
Commercial real estate:
Commercial Real Estate — mulit-family	1	425	454
Commercial Real Estate — other	11	15,839	11,969
Consumer:
Consumer — other	20	395	364
Consumer — auto	—	—	—
Residential:
Residential — prime	62	4,552	3,486
Residential — subprime	54	4,560	4,598
Construction
Construction — prime	2	705	327
Construction — subprime	1	431	444

Total	156	$28,361	$23,073

	Modifications As of December 31 2010
		Pre-Modification	Post-Modification
	Number of	Outstanding Recorded	Outstanding Recorded
	Contracts	Investment	Investment
Troubled Debt Restructurings
Commercial	6	$1,223	$1,209
Commercial real estate:
Commercial Real Estate — mulit-family	3	695	464
Commercial Real Estate — other	18	14,241	10,545
Consumer:
Consumer — other	24	553	522
Consumer — auto	—	—	—
Residential:
Residential — prime	64	5,117	4,125
Residential — subprime	55	4,475	4,533
Construction
Construction — prime	2	706	344
Construction — subprime	1	431	447

Total	173	$27,441	$22,189

Mr. John P. Nolan
US Securities and Exchange Commission
August 30, 2011

All TDR loans are considered impaired. When individually evaluating loans for impairment, we may measure impairment using (1) the present value of expected future cash flows discounted at the loan’s effective interest rate (i.e., the contractual interest rate adjusted for any net deferred loan fees or costs, premium, or discount existing at the origination or acquisition of the loan), (2) the loan’s observable market price, or (3) the fair value of the collateral. If the present value of expected future cash flows discounted at the loan’s effective interest rate is used as the means of measuring impairment the change in the present value attributable to the passage time is recognized as bad-debt expense. As previously mentioned all impaired loans are also classified as nonaccrual loans unless they are deemed to be impaired solely due to their status as a troubled debt restructure and, 1) the borrower is not past due or, 2) there is verifiable adequate cash flow to support the restructured debt service or, 3) there is an adequate collateral valuation supporting the restructured loan. Nonaccruing TDR loans that demonstrate a history of repayment performance in accordance with their modified terms are reclassified to accruing restructured status, typically after six months of repayment performance and are supported by a current credit evaluation of the borrower’s financial condition and expectations for repayment under the revised terms. Included in the troubled debt restructured balances above were $15.8 million of accruing TDRs at both June 30, 2011 and December 31, 2010. Also included in the troubled debt restructured balances above $15.1 million are paying in accordance with modified terms at June 30, 2011 and $15.4 million at December 31, 2011.
2.	You disclose total nonaccrual loans of $14.1 million and total impaired loans of $27.9 million at December 31, 2010. Please tell us in detail and revise future filings to clearly explain the relationship between loans classified as nonaccrual or impaired. Specifically discuss why certain loans are considered impaired but are not placed on nonaccrual status.
Response: In response to your request to discuss why certain loans are considered impaired but are not placed on nonaccrual status, we expect to add the following in future filings within Note 6 - Loans:
A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the agreement. All impaired loans are also classified as nonaccrual loans unless they are deemed to be impaired solely due to their status as a troubled debt restructure and, 1) the borrower is not past due or, 2) there is verifiable adequate cash flow to support the restructured debt service or, 3) there is an adequate collateral valuation supporting the restructured loan.

Mr. John P. Nolan
US Securities and Exchange Commission
August 30, 2011

Allowance for Loan Losses, page 14
3.	You disclose that your allowance for loan loss methodology permits adjustments to any loss factor in the event that significant factors which affect the collectability of the portfolio as of the evaluation date are not reflected in the loss factors. Please revise future filings to:
a.	Specify, by portfolio segment, how many years of charge-offs are included in your loss factors. Identify and discuss any changes made during the periods presented.

b.	Present additional granularity regarding any adjustments made to historical losses including how current economic conditions are considered.

c.	Quantify the adjustments made by loan segment for each period presented and discuss the specific facts and circumstances for why the adjustments were needed.

d.	Discuss the amount of the allowance for loan losses that is attributable to the significant factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.
Response: In response to your request to revise future filings regarding additional information on our loan loss methodology, we addressed 3. a. with the 2011 second quarter 10Q, and we expect to provide additional information in future filings within the NOTE 1 — Summary of Significant Accounting Policies under the heading Allowance for Loan Losses. Please see below for the additional information which is underlined:
The allowance for loan losses is based on estimates of losses inherent in the loan portfolio. Actual losses which cover a twenty—four month historical period and are carried at a weighted average with the most recent twelve months weighted 60% and the later twelve months weighted at 40%, can vary from the estimated amounts. Our methodology as described permits adjustments to any loss factor used in the computation of the formula allowance in the event that, in management’s judgment, significant factors which affect the collectability of the portfolio as of the evaluation date are not reflected in the loss factors. Management estimates probable losses by evaluating quantitative and qualitative factors for each loan portfolio segment, including net charge-off trends, internal risk ratings, changes in internal risk ratings, loss forecasts, collateral values, geographic location, delinquency rates, nonperforming and restructured loans, origination channel, product mix, underwriting practices, industry conditions, and economic trends. As of June 30, 2011, the residential loan historical loss ratios included adjustments ranging from .18% to .37% based on the particular segment. Multi-family real estate loan historical loss ratios included adjustments ranging from .42% to .46%. All other commercial real estate loan historical loss ratios included adjustments ranging from .89% to

Mr. John P. Nolan
US Securities and Exchange Commission
August 30, 2011

1.14%. Construction loan historical loss ratios included adjustments ranging from .10% to .14%, Consumer loan historical loss ratios, included adjustments ranging from .60% to .70% and commercial and industrial loan historical loss ratios from .43% to .73%. As of June 30, 2011, 14% of the allowance for loan loss reserve was attributable to adjustments to the loss factors. No adjustments were made to the loss factors in the fourth quarter of 2010 or in the first six months of 2011. By assessing the estimated losses inherent in the loan portfolio on a quarterly basis, we are able to adjust specific and inherent loss estimates based upon any more recent information that has become available.
MD&A — Critical Accounting Policies — Allowance for Loan Losses, page 37
4.	In your filing, you disclose that your estimates of collateral on impaired loans are supported by appraisals when repayment of principal and interest is unlikely and that collateral value is based on outside appraisals and customized discounting criteria, if deemed necessary. Additionally, in Note 2 you disclose that you have increased emphasis on obtaining updated property valuations. Please revise future filings to disclose how often you obtain updated appraisals for impaired loans and describe in detail the adjustments you make to the appraised values and the facts and circumstances related to the adjustments.
Response: In response to your request to revise future filings, we expect to provide additional information in future filings within the NOTE 5 — Fair Value Measurements. Please see below for the additional information which is underlined.
The fair value of impaired loans is estimated using either discounted cash flows or collateral value. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. Impaired loans where a specific reserve is established based on the fair value of the collateral require classification in the fair value hierarchy. Impaired loans are categorized as level 3 assets because the values are based on available collateral (typically based on outside appraisals obtained at least annually) and discounted based on internal loan to value limits which typically range from 50% to 80% based on the collateral. When there is little prospect of collecting principal or interest, loans or portions thereof may be charged off to the allowance for loan losses. Losses are recognized in the period a debt becomes uncollectible. The recognition of a loss does not mean that the loan has no recovery or salvage value, but rather it is not practical or desirable to defer writing off the loan even though a partial recovery may occur in the future. During the six months ended June 30, 2011, the Company charged off $284,000 of impaired loans to the allowance for loan losses. The change in fair value of impaired loans is accounted for in the allowance for loan losses (see Note 6).

Mr. John P. Nolan
US Securities and Exchange Commission
August 30, 2011

Management Strategy, page 37
5.	We note your current abbreviated disclosures regarding the topical areas of continued emphasis you plan on concentrating on related to your overall management strategy. As Management’s Discussion and Analysis is intended to be a separate, yet succinct narrative analysis of historical remits, but also trends and factors that may impact future operating results, we suggest you consider adding additional granularity in terms of more specific disclosures regarding the identified areas of continual emphasis you plan on focusing on in your overall effort to increase market share and profitability. In this regard, we suggest you review the current disclosures in Note 2 to the financial statements where you disclose more specific and substantive information which may be appropriate to consider incorporating in this section in future filings.
Response: In response to your suggestion to consider incorporating more specific and substantive information we expect to increase disclosures regarding the identified areas of continued emphasis in which we plan on focusing our overall efforts to increase market share and profitability beginning with the third quarter filing and in all future filings.
Financial Statements
Note 1 — Summary of Significant Accounting Policies — Allowance for Loan Losses, page 9
6.	Please revise future filings to disclose your policy for recognizing interest income on impaired loans and how cash receipts are recorded. Refer to ASC 310-10-50-15(b).
Response: In response to your request to revise future filings to disclose our policy for recognizing interest income on impaired loans and how cash receipts, we expect to add the following to future filings within Note 6 — Loans:
Payments received on loans in nonaccrual status are typically applied to reduce the recorded investment in the asset. While a loan is in nonaccrual status, some or all of the cash interest payments received may be treated as interest income on a cash basis as long as the remaining recorded investment in the asset (i.e., after charge-off of identified losses, if any) is deemed to be fully collectible. As of June 30, 2011 and December 31, 2010, the Company had not recognized any interest income on a cash basis.
7.	Please revise future filings to discuss in detail your charge-off policies by loan segment. Specifically explain how you determine that the uncollectibility of a loan balance is confirmed. Also:
a.	Disclose whether you charge-off a loan after the loan is a certain number of days delinquent.

Mr. John P. Nolan
US Securities and Exchange Commission
August 30, 2011

b.	Disclose whether you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during the periods presented.
c.	Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific reserve.
d.	Disclose the amount of nonperforming and impaired loans at each balance sheet date for which you have recorded partial charge-offs and the amount charged-off.
e.	Clearly describe how partial charge-offs impact credit loss statistics and trends, especially the coverage ratio.
Response: In response to your request to revise future filings to disclose information regarding our charge off policy, we expect to add the following to future filings within Note 6 Loans:
The Company’s charge-off policy which meets regulatory minimums has not required any revisions during the second quarter of 2011. Losses on unsecured consumer loans are recognized at or before 120 days past due. Secured consumer loans, including residential real estate, are typically charged-off between 120 and 180 days past due, depending on the collateral type, in compliance with the FFIEC guidelines. Specific loan reserves are established based on credit and or collateral risks on an individual loan basis. When the probability for full repayment of a loan is unlikely the Bank will initiate a full charge-off or a partial write down of a loan based upon the status of the loan. Impaired loans or portions thereof are charged off when deemed uncollectible. Loans that have been partially charged-off remain on nonperforming status, regardless of collateral value, until specific borrower performance criteria are met. Total impaired loans as reported above were $25.7 million as of June 30, 2011 and $27.8 million as of December 31, 2010. Partial charge offs associated with the impaired loans totaled $7.0 million as of June 30, 2011 and $7.1 million as of December 31, 2010.

Mr. John P. Nolan
US Securities and Exchange Commission
August 30, 2011

Note 5 — Loans and Allowance for Loan Loss, page 20
8.	Please revise future filings to explicitly disclose the date or range of dates for which your loan risk rankings were updated. Refer to ASC 310-10-50-29(c).
Response: In response to your request to revise future filings to disclose the date for which our loan risk ratings were updated we will add the following to Note 6 — Loans in future filings:
The risk rating system was last updated in June 2010.
9.	We note that the effective date section, of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.
Response: In response to your suggestion to consider providing comparative disclosures for our credit quality disclosures, we have added the comparative disclosures in the 2011 second quarter 10Q and will include comparative disclosures in all future filings.
Note 7 — Foreclosed Assets, page 31
10.	Please tell us in detail and revise future filings to describe the facts and circumstances related to real estate in judgment and subject to redemption. Specifically describe how and why the real estate can be redeemed, the amount that was redeemed during the periods presented and how you account for the real estate after it is redeemed.
Response: In response to your request to provide additional detail in future filings regarding real estate in judgment, we will add the following to future filings within Note 5 Fair Value Measurements:

Mr. John P. Nolan
US Securities and Exchange Commission
August 30, 2011

Foreclosed assets, which include real estate owned and real in estate in judgment and subject to redemption, acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of the foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are performed annually by management and the assets are carried at the lower of carrying amount or fair value less estimated selling expenses, which consist primarily of commissions that will be paid to an independent real estate agent upon sale of the property. The valuations consist of obtaining a broker price opinion or new appraisal depending on the value of the asset. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. Assets held as real estate in judgment may be subject to redemption for a period of six to twelve months depending on the collateral, following the foreclosure sale. Assets may be redeemed by the borrower for the foreclosure sale price, accrued interest and foreclosure costs. Any asset redeemed would be treated as a paid off loan. As of June 30, 2011, the Company held $4.0 million in foreclosed assets owned as a result of foreclosure or the acceptance of a deed in lieu and $3.0 million in foreclosed assets as of December 31, 2010. Assets in the amount of $278,000 were redeemed in 2010, no assets were redeemed in the six months of 2011.
March 31, 2011 Form 10-Q
Loans, page 10
11.	Please revise future filings to disclose the amount of interest income recognized on impaired loans using a cash-basis method for each period presented. Refer to ASC 310- 10-50-15(0(3).
Response: In response to your request to disclose the amount of interest income recognized on impaired loans using a cash-basis method we will disclose the following in future filings within Note 6 — Loans:
Payments received on loans in nonaccrual status are typically applied to reduce the recorded investment in the asset. While a loan is in nonaccrual status, some or all of the cash interest payments received may be treated as interest income on a cash basis as long as the remaining recorded investment in the asset (i.e., after charge-off of identified losses, if any) is deemed to be fully collectible. As of June 30, 2011 and December 31, 2010 the Company had not recognized any interest income on a cash basis.
12.	Please revise future filings to disclose the amount of interest income recognized on impaired loans that represent the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310- 10-50-19.

Mr. John P. Nolan
US Securities and Exchange Commission
August 30, 2011

Response: In response to your request to revise future filings to include additional disclosure regarding the change in present value we expect to disclose the following in the future within Note 6 — Loans, please see the underlined:
All TDR loans are considered impaired. When individually evaluating loans for impairment, we may measure impairment using (1) the present value of expected future cash flows discounted at the loan’s effective interest rate (i.e., the contractual interest rate adjusted for any net deferred loan fees or costs, premium, or discount existing at the origination or acquisition of the loan), (2) the loan’s observable market price, or (3) the fair value of the collateral. If the present value of expected future cash flows discounted at the loan’s effective interest rate is used as the means of measuring impairment the change in the present value attributable to the passage time is recognized as bad-debt expense. As previously mentioned all impaired loans are also classified as nonaccrual loans unless they are deemed to be impaired solely due to their status as a troubled debt restructure and, 1) the borrower is not past due or, 2) there is verifiable adequate cash flow to support the restructured debt service or, 3) there is an adequate collateral valuation supporting the restructured loan. Nonaccruing TDR loans that demonstrate a history of repayment performance in accordance with their modified terms are reclassified to accruing restructured status, typically after six months of repayment performance and are supported by a current credit evaluation of the borrower’s financial condition and expectations for repayment under the revised terms. Included in the troubled debt restructured balances above were $15.8 million of accruing TDRs at both June 30, 2011 and December 31, 2010. Also included in the trouble debt restructured balances above $15.1 million are paying in accordance with modified terms at June 30, 2011 and $15.4 million at December 31, 2011.
     MD&A — Results of Operations — Net Interest Income, page 20
13.	Due to the significance of net interest margin on your results of operations, please consider revising future interim filings to include a rate/volume analysis similar to the analysis on page 41 of your December 31, 2010 Form 10-K. We note Item 303(b) of Regulation S-K.
Response: In response to your request to consider including a rate/volume analysis with future filings, we expect to add a rate/volume analysis in the third quarter of 2011 and in all future filings.

Mr. John P. Nolan
US Securities and Exchange Commission
August 30, 2011

     In addition to the foregoing responses, the undersigned officer on behalf of the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions please do not hesitate to contact the undersigned.

Very truly yours, Monarch Community Bancorp, Inc.

/s/ Rebecca S. Crabill
Rebecca S. Crabill Chief Financial Officer

Cc:	Timothy E. Kraepel, Esq.